Exhibit (a)(1)(A)

COMPANY NOTICE

TO HOLDERS OF THE

4.25% CONVERTIBLE SENIOR NOTES DUE 2023

ISSUED BY

THE INTERPUBLIC GROUP OF COMPANIES, INC.

CUSIP Numbers: 460690 BA 7 and 460690 AZ 3

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Senior Debt Indenture, dated as of November 15, 2006 (the “Base Indenture”), between The Interpublic Group of Companies, Inc., a Delaware corporation (the “Company”) and The Bank of New York, a New York banking corporation, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of November 15, 2006 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and the Trustee, relating to the Company’s 4.25% Convertible Senior Notes due 2023 (the “Notes”), that at the option of the holders thereof (each, a “Holder”), the Notes will be purchased by the Company for a purchase price (the “Purchase Price”) equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest (including contingent interest) up to, but excluding, March 15, 2012 (the “Purchase Date”), upon the terms and subject to the conditions set forth in the Indenture and the Notes. The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. The right of a Holder to require the Company to purchase the Notes, as described in this Company Notice and the related notice materials, as amended and supplemented from time to time, is referred to herein as the “Put Option.” This Company Notice is being sent pursuant to Section 2.05 of the First Supplemental Indenture and the provisions of the Notes. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Notes.

To exercise the Put Option for your Notes, you must complete and deliver the enclosed Letter of Transmittal and Purchase Notice (the “Purchase Notice”) to the Paying Agent before 11:59 p.m., New York City time, on Wednesday, March 14, 2012 (the “Expiration Date”). A Purchase Notice may be withdrawn at any time before 11:59 p.m., New York City time, on the Expiration Date. The Put Option expires at 11:59 p.m., New York City time, on the Expiration Date.

HOLDERS WHO HOLD THEIR NOTES THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) WHO WISH TO EXERCISE THE PUT OPTION AND DELIVER THEIR NOTES TO THE PAYING AGENT NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS TRANSMIT THEIR ACCEPTANCE AND DELIVER THEIR NOTES ELECTRONICALLY THROUGH DTC’S AUTOMATED TENDER OFFER PROGRAM (“ATOP”), SUBJECT TO THE TERMS AND PROCEDURES OF THAT SYSTEM. HOLDERS TRANSMITTING THEIR ACCEPTANCE AND DELIVERING THEIR NOTES THROUGH DTC’S ATOP SYSTEM MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC.

The Paying Agent is The Bank of New York. The address of the Paying Agent is:

Bank of New York Mellon Corporation

Corporate Trust Reorganization Unit

101 Barclay Street—7 East

New York, New York 10286

Attention: Carolle Montreuil

Telephone: (212) 815-5920

Fax: (212) 298-1915

Additional copies of this Company Notice may be obtained from the Paying Agent at its addresses set forth above.

The date of this Company Notice is February 15, 2012.

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, its Board of Directors or its employees is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice because those documents contain additional important information. We have included page references to direct you to a more detailed description of the topics in this summary.

Who is obligated to purchase my Notes?

The Interpublic Group of Companies, Inc., a Delaware corporation (the “Company”), is obligated, at your option, to purchase its 4.25% Convertible Senior Notes due 2023 (the “Notes”). (See Page 5)

Why are you obligated to purchase my Notes?

The right of each holder (each, a “Holder”) of the Notes to sell and our obligation to purchase the Notes pursuant to the Put Option is a term of the Notes under the Senior Debt Indenture, dated as of November 15, 2006 (the “Base Indenture”), between the Company and The Bank of New York, a New York banking corporation, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of November 15, 2006 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and the Trustee, and has been a right of Holders from the time the Notes were issued. (See Page 5)

What securities are you obligated to purchase?

We are obligated to purchase all of the Notes for which a Purchase Notice has been validly delivered and not withdrawn. As of February 14, 2012, there was $400.0 million in aggregate principal amount of the Notes outstanding. (See Page 5)

How much will you pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a purchase price (the “Purchase Price”) equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest (including contingent interest) up to, but excluding, March 15, 2012 (the “Purchase Date”), with respect to any and all Notes for which a Purchase Notice has been validly delivered and not withdrawn. The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. (See Pages 5-6)

How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our common stock, par value $0.10 per share (the “Common Stock”), our operating results and the market for similar securities. Holders are urged to obtain current market quotations for the Notes, to the extent available, before making any decision with respect to the Put Option. Shares of our Common Stock, into which the Notes are convertible, are listed on the New York Stock Exchange (the “NYSE”) under the symbol “IPG.” On February 14, 2012 the last reported sales price of our Common Stock on the NYSE was $10.70 per share. (See Pages 6-7)

What does the Company’s Board of Directors think of the Put Option?

Although the Company’s Board of Directors approved the terms of Notes, including the Put Option, before the Notes were issued, it has not made any recommendation as to whether you should exercise or refrain from exercising the Put Option. You must make your own decision whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option. (See Page 6)

When does the Put Option expire?

The Put Option expires at 11:59 p.m., New York City time, on March 14, 2012 (the “Expiration Date”). The period that Holders have to exercise the Put Option will not be extended unless required by applicable law. (See Page 5)

What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of validly delivered Notes is not unlawful and that no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price), the purchase will not be subject to any conditions. Delivery of the Notes to the Paying Agent or delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with The Depository Trust Company (“DTC”) is a condition to the payment of the Purchase Price to the Holder of such Notes. (See Page 5)

How do I exercise the Put Option?

To exercise the Put Option, you must deliver the Purchase Notice, together with any other required documents, to the Paying Agent before 11:59 p.m., New York City time, on the Expiration Date.

HOLDERS WHO HOLD THEIR NOTES THROUGH DTC WHO WISH TO EXERCISE THE PUT OPTION AND DELIVER THEIR NOTES TO THE PAYING AGENT NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS TRANSMIT THEIR ACCEPTANCE AND DELIVER THEIR NOTES ELECTRONICALLY THROUGH DTC’S AUTOMATED TENDER OFFER PROGRAM (“ATOP”), SUBJECT TO THE TERMS AND PROCEDURES OF THAT SYSTEM. HOLDERS TRANSMITTING THEIR ACCEPTANCE AND DELIVERING THEIR NOTES THROUGH DTC’S ATOP SYSTEM MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC.

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Holders whose Notes are held in certificated form who wish to exercise the Put Option and simultaneously deliver their Notes to the Paying Agent must properly complete and execute the Purchase Notice and deliver such notice, together with the Notes (including all necessary endorsements) and any other required documents, to the Paying Agent.

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Holders who are DTC participants who wish to exercise the Put Option and deliver their Notes to the Paying Agent should transmit their acceptance and deliver their Notes electronically through DTC’s ATOP system, subject to the terms and procedures of that system.

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Holders who are DTC participants may elect to deliver a completed and executed Purchase Notice, together with any other required documents, to the Paying Agent and concurrently deliver their Notes by book-entry transfer to the Paying Agent’s account at DTC.

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Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holders desire to exercise the Put Option and instruct such nominee to exercise the Put Option on the Holders’ behalf by following the procedures described in this Company Notice.

Holders who wish to exercise the Put Option without simultaneously delivering their Notes to the Paying Agent must (i) properly complete and execute the Purchase Notice, (ii) check the appropriate box in the section of the Purchase Notice entitled “Method of Delivery” to indicate that Notes are not simultaneously delivered to the Paying Agent and (iii) deliver the Purchase Notice, together with any other required documents, to the Paying Agent before 11:59 p.m., New York City time, on the Expiration Date. Delivery of Notes to the Paying Agent or delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with DTC is a condition to the payment of the Purchase Price to the Holder of such Notes. (See Pages 7-9)

If I exercise the Put Option, when will I receive payment for my Notes?

If you exercise the Put Option, you must deliver the Notes for which you have delivered a Purchase Notice (together with all necessary endorsements) to the Paying Agent or deliver such Notes by book-entry transfer to the Paying Agent’s account at DTC prior to, on or after the Purchase Date. Your delivery of the Notes to the Paying Agent or delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with DTC is a condition to your receipt of the Purchase Price for such Notes. (See Pages 7-8)

HOLDERS WHO HOLD THEIR NOTES THROUGH DTC NEED NOT DELIVER PHYSICAL NOTE CERTIFICATES TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE DELIVERY PROCEDURES OF DTC.

We will accept for payment all validly delivered Notes promptly following expiration of the Put Option. At or before 10:00 a.m., New York City time, on March 15, 2012, we will deposit with the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the Notes for which a Purchase Notice has been validly delivered and not withdrawn by 11:59 p.m., New York City time, on the Expiration Date. The Paying Agent will pay cash to the Holders promptly following the later of the Purchase Date and the time of delivery or book-entry transfer of such Holders’ Notes to the Paying Agent. (See Pages 9-11)

Can I withdraw a previously delivered Purchase Notice?

Yes. To withdraw a previously delivered Purchase Notice, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent before 11:59 p.m., New York City time, on the Expiration Date. (See Pages 9-10)

HOLDERS WHO EXERCISED THE PUT OPTION AND DELIVERED THEIR NOTES TO THE PAYING AGENT THROUGH DTC’S ATOP SYSTEM SHOULD ELECTRONICALLY TRANSMIT THEIR WITHDRAWAL THROUGH DTC’S ATOP SYSTEM, SUBJECT TO THE TERMS AND PROCEDURES OF THAT SYSTEM. HOLDERS TRANSMITTING THEIR WITHDRAWAL THROUGH DTC’S ATOP SYSTEM MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC.

Do I need to do anything if I do not wish to exercise the Put Option?

No. (See Page 7)

If I choose to exercise the Put Option, do I have to exercise the Put Option for all of my Notes?

No. You may exercise the Put Option for all of your Notes, a portion of your Notes or none of your Notes. If you wish to exercise the Put Option for a portion of your Notes, however, you must exercise the Put Option for Notes in a principal amount of $1,000 or an integral multiple thereof. (See Page 7)

If I do not exercise the Put Option, will I continue to be able to exercise my conversion rights?

Yes. If you do not exercise the Put Option, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of the Notes into 82.4612 shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. (See Page 6)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I exercise the Put Option?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize income, loss or deduction. You should consult with your own tax advisor regarding the actual tax consequences to you. (See Pages 12-13)

Who is the Paying Agent?

The Bank of New York, the trustee under the Indenture, is serving as Paying Agent for the Notes. Its address and telephone and fax numbers are set forth on the front cover of this Company Notice.

Whom can I contact if I have questions about the Put Option?

Questions and requests for assistance in connection with the Put Option may be directed to the Paying Agent at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1. Information Concerning the Company. The Interpublic Group of Companies, Inc., a Delaware corporation (the “Company” or “we”), is obligated to purchase its 4.25% Convertible Senior Notes due 2023 (the “Notes”) for which Purchase Notices have been validly delivered and not withdrawn. The Notes are convertible into shares of common stock, par value $0.10 per share (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company is both the “filing person” and the “subject company.”

We are one of the world’s premier global advertising and marketing services companies. Through our 42,000 employees in all major world markets, our companies specialize in consumer advertising, digital marketing, communications planning and media buying, public relations and specialized communications disciplines. Our agencies create customized marketing programs for many of the world’s largest companies. Comprehensive global services are critical to effectively serve our multinational and local clients in markets throughout the world, as they seek to build brands, increase sales of their products and services and gain market share.

The work we produce for our clients is specific to their unique needs. Our solutions vary from project-based activity involving one agency to long-term, fully integrated campaigns created by multiple Company agencies working together. With offices in over 100 countries, we can operate in a single region, or deliver global integrated programs.

Our principal executive offices are located at 1114 Avenue of the Americas, New York, New York, 10036. Our main telephone number at that address is (212) 704-1200. Our website address is www.interpublic.com. We have not incorporated by reference into this Company Notice the information included on or linked from our website, and you should not consider it to be a part of this Company Notice.

2. Information Concerning the Notes. On November 15, 2006, we issued $400.0 million in aggregate principal amount of the Notes. Cash interest accrues on the Notes at the rate of 4.25% per annum and is payable semi-annually on March 15 and September 15 of each year to the person in whose name a Note is registered at the close of business on the preceding March 1 or September 1, as the case may be. The Notes mature on March 15, 2023. As of February 14, 2012, there was $400.0 million in aggregate principal amount of the Notes outstanding.

2.1. The Company’s Obligation to Purchase the Notes. Pursuant to the terms of the Notes and the Indenture, we are obligated to purchase all of the Notes for which Purchase Notices have been validly delivered and not withdrawn at a purchase price (the “Purchase Price”) equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest (including contingent interest) up to, but excluding, March 15, 2012 (the “Purchase Date”). The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price.

The Put Option will expire at 11:59 p.m., New York City time, on March 14, 2012 (the “Expiration Date”). The period that Holders have to exercise the Put Option will not be extended unless required by applicable law.

The purchase by the Company of validly delivered Notes is not subject to any conditions other than (1) that no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price) and (2) that the Company’s purchase is not unlawful. Delivery of Notes to the Paying Agent or delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with The Depository Trust Company (“DTC”) is a condition to the payment of the Purchase Price to the Holder of such Notes.

2.2. Purchase Price. Pursuant to terms of the Indenture and the Notes, the Purchase Price to be paid by the Company for the Notes is equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest (including contingent interest) up to, but excluding, the Purchase Date. The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. The Purchase Price will be paid in cash with respect to any and all Notes for which a Purchase Notice has been validly delivered and not withdrawn. Notes will be accepted for purchase only in principal amounts equal to $1,000 or integral multiples thereof. The Paying Agent will pay the Purchase Price to the Holders promptly following the later of the Purchase Date and the time of delivery or book-entry transfer of such Holders’ Notes to the Paying Agent in accordance with the procedures described in this Company Notice.

With respect to Notes for which a Purchase Notice has been validly delivered and not withdrawn, interest (including contingent interest) will accrue up to, but excluding, the Purchase Date, unless the Company defaults in making payment of the Purchase Price for such Notes.

The Purchase Price is based solely on the requirements of the Indenture and the Notes and does not necessarily bear any relationship to the market price of the Notes or our Common Stock. Thus, the Purchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our Common Stock before making a decision whether to exercise the Put Option.

None of the Company, its Board of Directors or its employees is making any recommendation to Holders as to whether to exercise or refrain from exercising the Put Option. Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on such Holder’s assessment of the current market value of the Notes and our Common Stock and other relevant factors.

2.3. Conversion Rights of the Notes. Upon the occurrence of an event listed in paragraph 9 of the Notes, the Notes will be convertible into shares of our Common Stock in accordance with and subject to the terms of the Indenture and the Notes. The conversion rate of the Notes is 82.4612 shares of Common Stock per $1,000 principal amount of the Notes. The Paying Agent is currently acting as Conversion Agent for the Notes.

Holders who do not exercise the Put Option will maintain the right to convert their Notes into Common Stock pursuant to the Indenture. Any Notes as to which a Purchase Notice has been validly delivered may be converted in accordance with the terms of the Indenture only if the Purchase Notice has been validly withdrawn before 11:59 p.m., New York City time, on the Expiration Date, as described in Section 4 of this Company Notice.

2.4. Market for the Notes and our Common Stock. There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities.

Our Common Stock, into which the Notes are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “IPG.” The following table shows, for the periods indicated, the high and low closing sales prices per share of our Common Stock as reported by the NYSE.

	High	Low
2012:
First Quarter (through February 14, 2012)	$10.88	$10.16

2011:
Fourth Quarter	$9.92	$6.95
Third Quarter	$12.84	$7.20
Second Quarter	$12.63	$11.15
First Quarter	$13.20	$10.47

2010:
Fourth Quarter	$11.11	$9.98
Third Quarter	$10.17	$6.93
Second Quarter	$9.87	$7.13
First Quarter	$8.79	$6.35

On February 14, 2012, the closing sale price of our Common Stock, as reported by the NYSE, was $10.70 per share.

We urge you to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision whether to exercise or refrain from exercising the Put Option.

2.5. Optional Redemption. Beginning on March 15, 2012, the Notes are redeemable for cash at any time at our option, in whole or in part, at a redemption price equal to the principal amount of Notes to be redeemed plus any accrued and unpaid interest (including any contingent interest) up to, but excluding, the date fixed for redemption, as provided for in the Indenture and the Notes. If we call the Notes for redemption, Holders may convert Notes into Common Stock at any time prior to the close of business on the Business Day prior to the Redemption Date in accordance with paragraph 9 of the Notes.

2.6. Holder’s Right to Require Repurchase Upon Change in Control. Each Holder may require us to repurchase all or any part of his or her Notes if there is a Fundamental Change (as defined in the Indenture) at a repurchase price equal to the Fundamental Change Purchase Price (as defined in the Indenture).

2.7. Ranking. The Notes are our general unsecured obligations and rank senior in right of payment to all our existing and future indebtedness that is, by its terms, expressly subordinated in right of payment to the Notes. The Notes rank equally in right of payment with all our existing and future unsecured indebtedness that is not so subordinated. Because we are a holding company, our rights and the rights of our creditors, including Holders of the Notes, to participate in the assets of any subsidiary during its liquidation or reorganization, are subject to the prior claims of the subsidiary’s creditors, except to the extent that we are ourselves a creditor with recognized claims against the subsidiary. On a consolidated basis, we had $1,574.7 million of debt outstanding as of September 30, 2011, none of which was secured or subordinated debt.

3. Procedures to Be Followed by Holders Electing to Exercise the Put Option. Holders will not be entitled to receive the Purchase Price for their Notes unless they (i) validly deliver and do not withdraw a Purchase Notice before 11:59 p.m., New York City time, on the Expiration Date and (ii) deliver the Notes for which they have delivered such Purchase Notice (together with all necessary endorsements) to the Paying Agent or deliver such Notes to the Paying Agent’s account at DTC prior to, on or after the Purchase Date. Only registered Holders are authorized to deliver their Notes for purchase. Holders may exercise the Put Option for some or all of their Notes; however, if Holders wish to exercise the Put Option for a portion of their Notes, they must exercise the Put Option for Notes in a principal amount of $1,000 or an integral multiple thereof.

If Holders do not validly deliver a Purchase Notice, or if they withdraw a validly delivered Purchase Notice, for their Notes before 11:59 p.m., New York City time, on the Expiration Date, their Notes will not be purchased and will remain outstanding subject to the existing terms of the Notes and the Indenture.

3.1. Method of Delivery. The method of delivery of Notes, the related Purchase Notice and all other required documents, including delivery and acceptance through DTC and DTC’s Automated Tender Offer Program (“ATOP”), is at the election and risk of the person delivering such Notes, Purchase Notice or other documents and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Note or a Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the Purchase Notice and other required documents sufficiently in advance of the Expiration Date to permit timely delivery to the Paying Agent.

3.2. Purchase Notice. To exercise the Put Option, Holders of Notes must deliver to the Paying Agent the Purchase Notice at any time from the opening of business on February 15, 2012 until 11:59 p.m., New York City time, on the Expiration Date, and must not withdraw such notice. Pursuant to the Indenture, the Purchase Notice must contain:

•	if certificated, the certificate number of the Notes being delivered for purchase, or if not certificated, the Purchase Notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of the Notes which will be delivered to be purchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof; and

•	a statement that such Notes shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in paragraph 7 of the Notes and in the Indenture.

Enclosed with this Company Notice is the form of Purchase Notice that you are required to use.

Holders who wish to exercise the Put Option without simultaneously delivering their Notes to the Paying Agent must (i) properly complete and execute the Purchase Notice, (ii) check the appropriate box in the section of the Purchase Notice entitled “Method of Delivery” to indicate that Notes are not simultaneously delivered to the Paying Agent and (iii) deliver the Purchase Notice, together with any other required documents, to the Paying Agent before 11:59 p.m., New York City time, on the Expiration Date. Delivery of the Notes to the Paying Agent or delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with DTC is a condition to payment of the Purchase Price to the Holder of such Notes.

HOLDERS WHO HOLD THEIR NOTES THROUGH DTC WHO WISH TO EXERCISE THE PUT OPTION AND DELIVER THEIR NOTES TO THE PAYING AGENT NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS TRANSMIT THEIR ACCEPTANCE AND DELIVER THEIR NOTES ELECTRONICALLY THROUGH DTC’S ATOP SYSTEM, SUBJECT TO THE TERMS AND PROCEDURES OF THAT SYSTEM. HOLDERS TRANSMITTING THEIR ACCEPTANCE AND DELIVERING THEIR NOTES THROUGH DTC’S ATOP SYSTEM MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC.

Notes in Certificated Form. Holders whose Notes are held in certificated form who wish to exercise the Put Option and simultaneously deliver their Notes to the Paying Agent must properly complete and execute the Purchase Notice and deliver such notice, together with the Notes (including all necessary endorsements) and any other required documents, to the Paying Agent.

Notes in Global Form. Holders who are DTC participants who wish to exercise the Put Option and deliver their Notes to the Paying Agent should electronically transmit their acceptance through DTC’s ATOP system, subject to the terms and procedures of that system. In transmitting its acceptance through DTC’s ATOP system, a Holder acknowledges receipt of the Purchase Notice and agrees to be bound by the terms set forth in the Purchase Notice.

Holders who are DTC participants may also elect to deliver a completed and executed Purchase Notice, together with any other required documents, to the Paying Agent and concurrently deliver their Notes by book-entry transfer to the Paying Agent’s account at DTC.

Notes Held Through a Custodian. Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holders desire to exercise the Put Option and instruct such nominee to exercise the Put Option on the Holders’ behalf by following the procedures described in this Company Notice.

3.3. Delivery of Notes. To receive the Purchase Price, Holders must deliver the Notes (together with all necessary endorsements) to the Paying Agent or deliver such Notes by book-entry transfer to the Paying Agent’s account at DTC prior to, on or after the Purchase Date. Delivery of the Notes to the Paying Agent or delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with DTC is a condition to the payment of the Purchase Price to the Holder of such Notes.

HOLDERS WHO HOLD THEIR NOTES THROUGH DTC NEED NOT DELIVER PHYSICAL NOTE CERTIFICATES TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE DELIVERY PROCEDURES OF DTC.

Notes must be delivered to the Paying Agent or delivered by book-entry transfer to the Paying Agent’s account at DTC to collect payment of the Purchase Price. Delivery of Notes to DTC or to us does not constitute delivery to the Paying Agent. Payment of the Purchase Price is subject to the Notes being delivered to the Paying Agent conforming in all respects to the description thereof in the related Purchase Notice.

Under no circumstances will Notes accrue interest by reason of any delay in making payment to any person who delivers Notes after the Purchase Date. The Purchase Price for Notes delivered after the Purchase Date will be the same as that for Notes delivered prior to or on the Purchase Date. If the Paying Agent holds, in accordance with the terms of the Indenture, sufficient cash to pay the Purchase Price for the Notes on the Business Day following the Purchase Date, then, on and after such date, such Notes will cease to be outstanding and interest (including contingent interest) on such Notes will cease to accrue, whether or not the Notes are delivered to the Paying Agent or delivered by book-entry transfer to the account maintained by the Paying Agent with DTC, and all rights (other than the right to receive the Purchase Price upon delivery of the Notes) of the Holder of such Notes will terminate.

4. Right of Withdrawal. A Purchase Notice may be withdrawn, for some or all of the Notes for which such Purchase Notice has been delivered, at any time before 11:59 p.m., New York City time, on the Expiration Date. In order to withdraw a Purchase Notice, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

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if certificated, the certificate number of the Notes with respect to which such notice of withdrawal is being submitted, or if not certificated, the notice of withdrawal must comply with appropriate DTC procedures;

•	the principal amount of the Notes with respect to which such notice of withdrawal is submitted; and

•	the principal amount, if any, of such Notes which remain subject to the original Purchase Notice and which have been or will be delivered for purchase by the Company.

The signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) if certificates have been delivered or otherwise identified to the Paying Agent. A properly withdrawn Purchase Notice will be deemed not to have been validly delivered for purposes of the Put Option. The Put Option for Notes for which a Purchase Notice has been withdrawn may be re-exercised by following the delivery procedures described in Section 3 before 11:59 p.m., New York City time, on the Expiration Date. Enclosed with this Company Notice is a Notice of Withdrawal that may be used for withdrawing a Purchase Notice.

HOLDERS WHO EXERCISED THE PUT OPTION AND DELIVERED THEIR NOTES TO THE PAYING AGENT THROUGH DTC’S ATOP SYSTEM SHOULD ELECTRONICALLY TRANSMIT THEIR WITHDRAWAL THROUGH DTC’S ATOP SYSTEM, SUBJECT TO THE TERMS AND PROCEDURES OF THAT SYSTEM. HOLDERS TRANSMITTING THEIR WITHDRAWAL THROUGH DTC’S ATOP SYSTEM MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC.

Holders may withdraw any Notes previously delivered to the Paying Agent and not yet accepted for payment after the expiration of 40 business days from the date of this Company Notice.

5. Payment for Notes. At or before 10:00 a.m., New York City time, on March 15, 2012, we will deposit with the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the Notes for which a Purchase Notice has been validly delivered and not withdrawn by 11:59 p.m., New York City time, on the Expiration Date, and the Paying Agent will promptly distribute the cash to each Holder that has validly delivered its Notes to the Paying Agent or validly delivered such Notes to the Paying Agent’s account at DTC prior to or on the Purchase Date.

The total amount of funds required by us to purchase all of the Notes is $400.0 million (assuming the Put Option is validly exercised for all of the Notes and all of the Notes are validly delivered and accepted for payment). In the event the Put Option is exercised for any Notes and any Notes are validly delivered and accepted for payment, we intend to use cash on hand. We do not have any alternative financing plans.

6. Notes Acquired. Any Notes purchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company. Except as described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”) or as previously publicly announced, we currently have no agreements, nor have we authorized any actions, which would be material to a Holder’s decision to exercise the Put Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our significant subsidiaries;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•

any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•

any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors or any “associate” or subsidiary of any such person, has any beneficial interest in the Notes, or has engaged in any transaction in the Notes during the 60 days preceding the date of this Company Notice. A list of our executive officers and directors is attached to this Company Notice as Schedule A. The term “associate” is used as defined in Rule 12b-2 under the Exchange Act.

Certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, as disclosed by us prior to the date hereof. We are party to a 10b5-1 plan with HSBC Securities (USA) Inc. under which it will repurchase our Common Stock for our account up to a daily limit from February 14 to February 27, 2012. We also hold capped call options to hedge the risk of price appreciation on the shares of our common stock into which our 4.75% Convertible Senior Notes due 2023 are convertible. The options give us the right to purchase up to 16.5 million shares of our common stock at a strike price of $12.13 per share, except that the economic value of the net proceeds of exercising the options will not exceed the difference between the strike price and the cap price of $17.83. Subject to certain limitations, we may elect settlement of the options to occur in cash or in shares. The options will expire on April 2, 2013. Except as described in this paragraph, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9. Legal Matters; Regulatory Approvals. We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Put Option, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Notes as described in this Company Notice. Should any approval or other action be required, we presently intend to seek the approval or take the action. However, we cannot assure you that we would be able to obtain any required approval or take any other required action.

10. Purchases of Notes by the Company and Its Affiliates. During the 60 days preceding the date of this Company Notice, the Company has made no purchases of the Notes.

Effective on the date of this Company Notice, we and our affiliates, including their executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Put Option until at least the tenth business day after the Purchase Date. The federal securities laws do not prohibit us from exercising our right to redeem Notes pursuant to the terms of the Indenture. Following such time, if any Notes remain outstanding, we and our affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Notes after the Purchase Date, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes delivered for purchase pursuant to the Put Option, the market price of our Common Stock, our business and financial position, and general economic and market conditions.

11. Material United States Income Tax Considerations.

The following discussion summarizes the material United States federal income tax considerations that may be relevant to you if you exercise the Put Option. This summary is based on the Internal Revenue Code of 1986, as amended, and the regulations, rulings and decisions thereunder, all of which are subject to change, possibly with retroactive effect.

This summary does not describe all of the tax considerations that may be relevant to you. All Holders are strongly encouraged to consult with their tax advisor about the United States federal, state, local, foreign and other tax consequences of exercising the Put Option.

U.S. Holders. This discussion deals only with U.S. Holders (as defined below) who are beneficial owners of the Notes holding the Notes as capital assets, and does not apply if you are a member of a class of Holders subject to special rules, including, but not limited to: a dealer in Notes or currencies; a trader in Notes who elects to use a mark-to-market method of accounting for your Notes holdings; a bank or financial institution; an insurance company; a tax-exempt organization; a person owning Notes that are a hedge or that are hedged against interest rate risks; a partnership or person treated as a partnership for United States federal income tax purposes, or a partner thereof; a regulated investment company or real estate investment trust; a person owning Notes as part of a straddle or conversion transaction for tax purposes; a United States person whose functional currency for tax purposes is not the U.S. dollar; or a United States expatriate. You will be a U.S. Holder if you are a beneficial owner of the Notes for United States federal income tax purposes and you are: (i) a citizen or resident of the United States; (ii) a domestic corporation or other entity treated as such for United States federal income tax purposes; (iii) an estate whose income is subject to United States federal income taxation regardless of its source; or (iv) a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons can control all substantial decisions of the trust.

Subject to the discussion of the market discount rules set forth below, your exercise of the Put Option will result in taxable gain or loss to you equal to the difference between (i) the amount of cash received (other than amounts attributable to accrued interest, which will be treated as an actual payment of interest on the Notes) and (ii) your adjusted tax basis in the Notes surrendered. If you obtained your Notes in exchange for the Company’s 4.50% Convertible Senior Notes due 2023 (the “Old Notes”), your adjusted tax basis in the Notes generally should equal your adjusted tax basis in the Old Notes at the time of the exchange, increased by any gain and decreased by any loss you recognized in the exchange and further reduced by any amortized premium. If you obtained your Notes in exchange for cash, your adjusted tax basis will generally equal the amount paid for the Notes, increased by any amount of market discount previously taken into account and reduced by any amortizable bond premium previously amortized. Any such gain or loss will be long-term capital gain or loss if your holding period in the Notes on the date you exercise the Put Option is more than one year. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Market discount is the excess, if any, of the principal amount of a Note over your tax basis in the Note at the time of the acquisition, unless the excess is less than a specified de minimis amount, in which case market discount is considered zero. In general, if you acquired the Notes with market discount, any gain you realize on your exercise of the Put Option will result in ordinary income to the extent of the portion of the market discount that has accrued while you held the Notes, unless you elected to include market discount in income currently as it accrued.

Non-U.S. Holders. A non-U.S. Holder is any Holder that is not a U.S. Holder, as defined above. A non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the receipt of cash in exchange for Notes pursuant to the Put Option unless the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the Holder, or you are an individual non-U.S. Holder who is present in the United States for more than 183 days in the taxable year during which you exercise the Put Option and certain other conditions are met.

If a non-U.S. Holder is engaged in a trade or business in the United States and the Holder’s investment in the Notes is effectively connected with such trade or business, the Holder will be subject to regular United States federal income tax on a net income basis on any gain recognized upon a sale of the Notes pursuant to the Put Option in the same manner as if the Holder were a U.S. Holder.

Backup Withholding. A U.S. Holder may be subject to backup withholding with respect to payments made pursuant to the Put Option unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS. Information reporting, and possibly backup withholding, may apply if the Notes are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Notes pursuant to the Put Option.

All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. We recommend that Holders consult with their tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of state, local and foreign tax laws, before exercising the Put Option for any of their Notes.

12. Additional Information. This Company Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Company Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Put Option:

1.	Our annual report on Form 10-K for the year ended December 31, 2010;

2.	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011;

3.	Our current reports on Form 8-K filed February 22, 2011, March 25, 2011, March 31, 2011, May 26, 2011, May 27, 2011, June 1, 2011, June 13, 2011, August 15, 2011, August 17, 2011, August 26, 2011, September 12, 2011, November 16, 2011 and December 2, 2011; and

4.	All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and before 11:59 p.m., New York City time, on the Expiration Date. Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein.

We expect to file our annual report on Form 10-K for the year ended December 31, 2011 on or before February 29, 2012. The SEC file number for these filings is 001-06686. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.

Each person to whom a copy of this Company Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing or calling us at 1114 Avenue of the Americas, New York, New York, 10036, Attention: Nicholas J. Camera, Secretary, (212) 704-1200.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Company Notice, you should rely on the statements made in the most recent document.

In making your decision as to whether to exercise the Put Option, you should read the information about us contained in this Company Notice together with the information contained in the documents to which we have referred you.

13. No Solicitations. We have not employed or retained any persons to make solicitations or recommendations in connection with the Put Option. We have retained Global Bondholder Services Corporation (“GBSC”) to assist us in the distribution of this Company Notice and the related notice materials to Holders of the Notes and to brokers, dealers, commercial banks and other nominees of Holders. We will pay GBSC reasonable and customary compensation for its services in connection with the Put Option, plus reimbursement for out-of-pocket expenses. We have also agreed to indemnify GBSC against certain liabilities, including liabilities arising under the federal securities laws.

14. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

15. Conflicts. In the event of any conflict between this Company Notice and the accompanying Purchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of us, our Board of Directors or our employees is making any recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on his or her own assessment of current market value and other relevant factors.

THE INTERPUBLIC GROUP OF COMPANIES, INC.

SCHEDULE A

INFORMATION ABOUT THE EXECUTIVE OFFICERS

AND DIRECTORS OF THE COMPANY

The table below sets forth information about our executive officers and directors as of February 14, 2012. To the best of our knowledge after making reasonable inquiry, none of our executive officers or directors has beneficial ownership in the Notes.

Name	Position
Michael I. Roth	Chairman of the Board and Chief Executive Officer
Nicolas Brien	Chairman and Chief Executive Officer of McCann Worldgroup
Nicholas J. Camera	Senior Vice President, General Counsel and Secretary
Christopher F. Carroll	Senior Vice President, Controller and Chief Accounting Officer
Julie M. Conners	Senior Vice President, Audit and Chief Risk Officer
Philippe Krakowsky	Executive Vice President, Chief Strategy and Talent Officer
Frank Mergenthaler	Executive Vice President and Chief Financial Officer
Reginald K. Brack	Director
Jocelyn Carter-Miller	Director
Jill M. Considine	Director
Richard A. Goldstein	Director
H. John Greeniaus	Director
Mary J. Steele Guilfoile	Director
Dawn Hudson	Director
William T. Kerr	Director
David M. Thomas	Director

The business address and telephone number of each executive officer and director is c/o The Interpublic Group of Companies, Inc., Attention: Nicholas J. Camera, 1114 Avenue of the Americas, New York, New York, 10036, (212) 704-1200.

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